October 26, 2005

Mail Stop 4561

Via U.S. Mail and Fax (925) 935-1486
Mr. Bryan H. Draper
Chief Financial Officer and Secretary
Owens Financial Group, Inc.
2221 Olympic Boulevard
Walnut Creek, CA 94595

	RE:	Owens Mortgage Investment Fund, a California Limited
Partnership
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 24, 2005
Forms 10-QSB for the quarterly period ended March 31, 2005 and June
30, 2005
		File No. 0-17248

Dear Mr. Draper:

      We have reviewed your response letter dated October 17, 2005 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note (4) Real Estate Held for Sale

(b) Investments in Limited Liability Companies

1. Related to your response to prior comment 3, tell us what consideration you gave to making the disclosures specified by paragraphs 23 and 24 of FIN 46(R).


      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
William Demarest at (202) 551-3432 or me at (202) 551-3780.



Sincerely,



      Linda van Doorn
						Senior Assistant Chief Accountant


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Owens Mortgage Investment Fund, a California Limited Partnership
October 26, 2005
Page 1